EXHIBIT 99.1

JOINT FILING AGREEMENT

        By this Agreement, the undersigned agree that this Statement on Schedule 13D being filed on or about this date, and any subsequent amendments thereto filed by any of us, with respect to the securities of Acro Inc. is being filed on behalf of each of us.

DATED: February 15, 2007

GADI ANER By: /s/ Gadi Aner ——————————————

M.G-NET LTD. By: /s/ Gadi Aner —————————————— Gadi Aner Director